Exhibit 99.1

                                  RISK FACTORS

The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

RISKS RELATED TO OUR BUSINESS

If we fail to comply with the terms of our settlement agreement with the government, we could be subject to additional litigation or other governmental actions which could be harmful to our business.

On December 28, 2001, we entered into a settlement with the US Department of Justice ("DOJ"), the US Attorney for the Southern District of New York, the US Attorney for the Middle District of Florida and the US Department of Health and Human Services, Office of the Inspector General, in connection with all federal investigations and legal proceedings related to whistleblower lawsuits previously pending against us in the US District Court for the Southern District of New York and the US District Court for the District of Columbia. These lawsuits included allegations that we improperly caused our hospital customers to seek reimbursement for a portion of our management fees that included costs related to advertising and marketing activities by our personnel and allegations that we violated the federal anti-kickback law and the federal False Claims Act. Under the terms of the settlement, the lawsuits were dismissed, the United States and the whistleblowers released us from the claims asserted in the lawsuits, and we agreed to pay to the United States a $9 million initial payment, with an additional $7.5 million to be paid over the next four years. As of September 30, 2003, a balance of approximately $4.5 million was outstanding on this obligation. Pursuant to the settlement, we will be required to fulfill certain additional obligations, including abiding by a five-year Corporate Integrity Agreement, avoiding violations of law and providing certain information to the DOJ from time to time. If we fail or if we are accused of failing to comply with the terms of the settlement, we may be subject to additional litigation or other governmental actions, including our Specialty Healthcare Services business unit being barred from participating in the Medicare program and other federal health care programs. In addition, as part of the settlement, we consented to the entry of a judgment against us for $28 million, less any amounts previously paid under the settlement, that would be imposed only if we fail to comply with the terms of the settlement, which, if required to be paid, could have a material adverse effect on our financial position. In July 2002, we settled a shareholders' class action suit for $10.5 million that had been consolidated from four lawsuits involving allegations stemming from the whistleblower lawsuits and DOJ investigations.

We are involved in litigation which may harm the value of our business.

In the normal course of our business, we are involved in lawsuits, claims, audits and investigations, including any arising out of services or products provided by or to our operations, personal injury claims, employment disputes and contractual claims, the outcome of which, in our opinion, will not have a material adverse effect on our financial position or results of operations. However, we may become subject to future lawsuits, claims, audits and investigations that could result in substantial costs and divert our attention and resources. In addition, since our current growth strategy includes acquisitions, among other things, we may become exposed to legal claims for the activities of an acquired business prior to the respective acquisition.


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The majority of our revenues is derived from the sale of products relating to hemophilia. Our business may be significantly impacted by shortages in the supply of hemophilia products.

Approximately 60% of our 2002 consolidated revenues and 80% of our Specialty Pharmacy Services revenues were derived from sales of products needed by patients with hemophilia. Approximately 55%, or $57 million, of our 2002 Specialty Pharmacy Services revenues were derived from our sale of factor VIII blood-clotting products. As recently as 2001, we experienced shortages in some of the hemophilia products we distribute, including factor VIII blood-clotting products. Suppliers were unable to increase production to meet rising global demand. Although this shortage has recently ended and supply has increased, demand continues to grow. We purchase our supplies of blood-clotting products from five suppliers: Baxter Healthcare Corp., Genetics Institute, Bayer, Novo Nordisk Pharmaceuticals, Inc. and Aventis Behring L.L.C. We believe that these five suppliers represent substantially all of the production capacity for recombinant factor VIII. In the event that one of these suppliers is unable to continue to supply us with products, it is uncertain whether the remaining suppliers would be able to make up the shortfall. Our ability to take on additional customers or to acquire other specialty pharmacy businesses with significant hemophilia customer bases could be affected negatively in the event we are unable to secure adequate supplies of our products from these suppliers.

A substantial percentage of our revenue is attributable to Medicaid programs. Our business could be significantly impacted by changes in reimbursement policies and other legislative or regulatory initiatives aimed at reducing costs associated with Medicare and Medicaid.

In the year ended December 31, 2002, approximately 54% of our Specialty Pharmacy Services revenues were derived from products and/or services provided to patients covered under various state Medicaid programs, most of which were from California, and approximately 9% of our Specialty Pharmacy Services revenues were derived from products and/or services provided to patients covered under the Medicare program. During the nine months ended September 30, 2003, approximately 50% and 7% of our Specialty Pharmacy Services revenues were derived from products and/or services provided to patients covered under various state Medicaid and Medicare programs, respectively. Such programs are highly regulated and subject to frequent and substantial changes and cost-containment measures that may limit and reduce costs to providers. Currently, many states are experiencing budget deficits that may require future reductions in health care related expenditures. According to a Kaiser Family Foundation report issued in September 2003, all 50 states and the District of Columbia implemented Medicaid cost containment measures in fiscal year 2003, and each of these states planned to put in additional spending constraints in fiscal year 2004. State cost containment activity continued to focus heavily on reducing provider payments and controlling prescription drug spending. In June, 2003, both the US Senate and the US House of Representatives passed separate bills providing for a Medicare prescription drug benefit and other changes to the Medicare program, including changes to payment methodologies for products we distribute. The differences between the House and Senate bills are being considered by a conference committee.

In August 2003, the Medicare program proposed changes to the Medicare payment methodology for drugs covered by Medicare, including products we distribute such as blood-clotting factors. In this proposed rule, the Medicare program described four different options the program might take to lower Medicare reimbursement for drugs, including blood-clotting factor. The rule has not been finalized to date. Therefore, we do not know which option may be pursued by the Medicare program. The Medicare program has stated that its implementation of changes to lower reimbursement for drugs may depend on whether Congressional action in this area occurs in 2003. If Congress does not act, we expect the Medicare program to finalize the rule. In addition, California recently passed legislation that modifies the reimbursement methodology for blood-clotting factors under various California state funded health programs, and we are in the process of evaluating the impact this legislation may have on our financial position or results of operation.

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As a result of our Specialty Pharmacy acquisitions, we expect the percentage of our revenues attributable to federal and state programs to increase. Changes in Medicare, state Medicaid or similar federal or state government programs or the amounts paid by those programs for our services could have a material adverse effect on our financial position or results of operations.

We have recently experienced, and expect to continue to experience, rapid growth by acquisitions. If we are unable to manage our growth effectively or purchase or integrate new companies, our business could be harmed.

Our growth strategy will likely strain our resources, and, if we cannot effectively manage our growth, our business could be harmed. In connection with our growth strategy, we will likely experience a large increase in the number of our employees, the size of our programs and the scope of our operations. Our ability to manage this growth and to be successful in the future will depend partly on our ability to retain skilled employees, enhance our management team and improve our management information and financial control systems.

As part of our growth strategy, we continue to evaluate acquisition opportunities. Acquisitions involve many risks, including the following:

o Since the specialty pharmacy services industry is undergoing consolidation, we may experience difficulty in identifying suitable candidates and negotiating and consummating acquisitions on attractive terms, if at all.

o In the industry in which our Specialty Pharmacy Services business unit operates, customers have a strong affiliation with their community-based representatives; accordingly, we may experience difficulty in retaining and assimilating the community-based representatives of companies we acquire.

o Because of the relationships between community-based representatives and customers, the loss of a single community-based representative may entail the loss of a significant number of customers; accordingly, we are subject to a significant potential for loss of customers during the periods in which we attempt to integrate newly acquired businesses.

o A growth strategy that involves significant acquisitions diverts our management's attention from existing operations.

o Acquisitions may involve significant transaction costs which we may not be able to recoup.

o    We may not be able to integrate newly acquired businesses appropriately.

In addition, we may become subject to litigation and other liabilities resulting from the conduct of an acquired business prior to their acquisition by us.



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Our growth strategy includes acquisitions. If we fail to implement our acquisition growth strategy as intended, or incur unknown liabilities for the past practices of acquired companies, our results of operations could be adversely affected.

An element of the growth strategy of our Specialty Pharmacy Services business unit is expansion through the acquisition of complementary businesses. Our competitors may acquire or seek to acquire many of the businesses that would also be suitable acquisition candidates for us. This competition could limit our ability to grow by acquisition or increase the cost of our acquisitions. We cannot assure you that we will be able to acquire any complementary businesses that meet our target criteria on satisfactory terms, or at all.

If we are able to acquire additional companies, there can be no assurance that we will be able to integrate such companies successfully or manage our expanded operations effectively and profitably. The process of integrating newly acquired businesses may be costly and disruptive. Our operational, financial and management systems may be incompatible with or inadequate to cost effectively integrate and manage the acquired systems. As a result, billing practices could be interrupted, and cash collections on the newly acquired business could be delayed pending conversion of patient files onto our billing systems and receipt of provider numbers from government payors. The integration may place significant demands on our management, diverting their attention from our existing operations. If we are not successful in integrating acquired businesses, our results of operations could be adversely affected.

We may acquire businesses with significant unknown or contingent liabilities, including liabilities for failure to comply with health care or reimbursement laws and regulations. We have policies to conform the practices of acquired businesses to our standards and applicable laws and generally intend to seek indemnification from prospective sellers covering these matters. We may, however, incur material liabilities for past activities of acquired businesses.

While we generally obtain contractual rights to indemnification from owners of the businesses we acquire, our ability to realize on any indemnification claims will depend on many factors, including, among other things, the availability of assets of the indemnifying parties. These indemnifying parties are often individuals who may not have the resources to satisfy an indemnification claim.

We may need additional capital to finance our growth and capital requirements, which could prevent us from fully pursuing our growth strategy.

In order to implement our present growth strategy, we may need substantial capital resources and may incur, from time to time, short- and long-term indebtedness, the terms of which will depend on market and other conditions. Due to uncertainties inherent in the capital markets (e.g., availability of capital, fluctuation of interest rates, etc.), we cannot be certain that existing or additional financing will be available to us on acceptable terms, if at all. Even if we are able to obtain additional debt financing, we may incur additional interest expense, which may decrease our earnings and may become subject to contracts that restrict our operations. As a result, we could be unable to fully pursue our growth strategy. Further, additional financing may involve the issuance of equity securities that would dilute the interests of our existing shareholders and potentially decrease the market price of our common stock.


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An impairment of the significant amount of goodwill on our financial statements could adversely affect our financial position and results of operation.

Our Specialty Pharmacy Services acquisitions resulted in the recording of a significant amount of goodwill on our financial statements. The goodwill was recorded because the fair value of the net assets acquired was less than the purchase price. We may not realize the full value of this goodwill. As such, we evaluate on at least an annual basis whether events and circumstances indicate that all or some of the carrying value of goodwill is no longer recoverable, in which case we would write off the unrecoverable goodwill as a charge against our earnings.

Since our growth strategy will likely involve the acquisition of other companies, we may record additional goodwill in the future. The possible write-off of this goodwill could negatively impact our future earnings. We will also be required to allocate a portion of the purchase price of any acquisition to the value of any intangible assets that meet the criteria specified in the Statement of Financial Accounting Standards No. 141, "Business Combinations," such as marketing, customer or contract-based intangibles. The amount allocated to these intangible assets could be amortized over a fairly short period, which may negatively affect our earnings or the market price of our common stock.

As of September 30, 2003, we had goodwill of approximately $148 million, or 67% of our total assets and approximately 107% of shareholders' equity.

We are highly dependent on our relationships with a limited number of biopharmaceutical and pharmaceutical suppliers, and the loss of any of these relationships could significantly affect our ability to sustain or grow our revenues.

The biopharmaceutical and pharmaceutical industries are susceptible to product shortages. Some of the products that we distribute, such as factor VIII blood-clotting products and intravenous immune globulins, have experienced shortages in the recent past. Suppliers were unable to increase production to meet rising global demand. This shortage has recently ended, and, while supply has significantly increased, demand continues to grow. In 2002, approximately 55%, or $57 million, of our Specialty Pharmacy Services revenues were derived from our sale of factor VIII. For the nine months ended September 30, 2003, approximately 52%, or $66.7 million, of our Specialty Pharmacy Services revenues were derived from our sale of factor VIII. We purchased our supplies of blood-clotting products from five suppliers: Baxter Healthcare Corp., Genetics Institute, Bayer, Novo Nordisk Pharmaceuticals, Inc. and Aventis Behring L.L.C. We believe that these five suppliers represent substantially all of the production capacity for recombinant factor VIII. In the event that one of these suppliers is unable to continue to supply us with products, it is uncertain whether the remaining suppliers would be able to make up any shortfall resulting from such inability. Our ability to take on additional customers or to acquire other specialty pharmacy services businesses with significant hemophilia customer bases could be affected negatively in the event we are unable to secure adequate supplies of our products from these suppliers. In addition, MedImmune, Inc. is the sole source of Synagis(R), a product used to treat respiratory syncytial virus in infants. For the year ended December 31, 2002, approximately 7.3%, or $7.6 million, and for the nine months ended September 30, 2003, approximately 15%, or $18.8 million, of our Specialty Pharmacy Services revenues was derived from our sale of Synagis(R). MedImmune's failure to provide us with an adequate supply of Synagis(R) product for any reason could impair our ability to add and service patients. In particular, respiratory syncytial virus occurs primarily during the winter months and thus the demand for Synagis(R) is greater during this time. A shortage in the supply of Synagis(R) or our failure to adequately plan for the demand could adversely affect our financial results. Under our existing arrangements with MedImmune, we are non-exclusive distributors of Synagis(R) and MedImmune, Inc. has no obligation to supply us with a minimum amount of Synagis(R). If these products, or any of the other drugs or products that we distribute, are in short supply for long periods of time, our business could be harmed.

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The seasonal nature of a portion of our business may cause significant fluctuations in our quarterly operating results.

For the year ended December 31, 2002, approximately 7.3%, or $7.6 million, and for the nine months ended September 30, 2003, approximately 15%, or $18.8 million, of our Specialty Pharmacy Services revenues was derived from our sale of Synagis(R). Synagis(R) is used to treat respiratory syncytial virus in infants. As respiratory syncytial virus occurs primarily during the winter months, the major portion of our Synagis(R) sales may be higher during the first and fourth quarters of the calendar year which may result in significant fluctuations in our quarterly operating results.

If we fail to cultivate new or maintain established relationships with the physician referral sources, our revenues may decline.

Our success, in part, is dependent upon referrals and our ability to maintain good relations with physician referral sources. Physicians referring patients to us are not our employees and are free to refer their patients to our competitors. If we are unable to successfully cultivate new referral sources and maintain strong relationships with our current referral sources, our revenues may decline.

If additional providers obtain access to products we handle at more favorable prices, our business could be harmed.

Because we do not receive federal grants under the Public Health Service Act, we are not eligible to participate directly in a federal pricing program administered by the Federal Health Resources and Services Administration's Public Health Service, which allows certain entities with such grants, such as certain hospitals and hemophilia treatment centers, to obtain discounts on drugs, including certain biopharmaceutical products (e.g., hemophilia-clotting factor and intravenous immune globulins) that represented 64% of our total Company revenues at December 2002 and 62% of our total Company revenues for the nine months ended September 30, 2003. To the best of our knowledge, these entities benefit by being able to acquire, pursuant to this federal program, products competitive with ours at prices lower than our cost for the same products. Our customers, where eligible, may elect to obtain hemophilia-clotting factor, or other products, from such lower-cost entities, which could result in a reduction of revenue.

Recent investigations into reporting of average wholesale prices could reduce our pricing and margins.

Many government payors, including Medicare and Medicaid, as well as some private payors, pay us directly or indirectly based upon a drug's average wholesale price. If a drug's average wholesale price declines, and if we are unable to recoup the full amount of such decline from our customers, we could lose revenues. Certain biopharmaceutical products (biological products, e.g., hemophilia factor and intravenous immune globulins) and pharmaceutical products (i.e., drugs) are included as part of this drug reimbursement methodology. Most of Specialty Pharmacy Services' revenues results from reimbursement methodologies based on the average wholesale price of our products. The average wholesale price for most drugs is compiled and published by private companies, such as First DataBank, Inc., from information provided by manufacturers.

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Various federal and state government agencies have been investigating, among other things, whether the reported average wholesale price of many drugs, including some that we sell, is an appropriate or accurate measure of the market price of the drugs. There are also several whistleblower lawsuits pending against various drug manufacturers in connection with the appropriateness of the manufacturer's average wholesale price for a particular drug. These government investigations and lawsuits involve allegations that manufacturers reported artificially inflated average wholesale prices of various drugs to First DataBank, which, in turn, reported these prices to its subscribers, including many state Medicaid agencies who then included these average wholesale prices in the state's reimbursement policies.

As a result of this enforcement environment, it is possible that manufacturers may lower their reported average wholesale price. The changes occurring in the reporting of average wholesale prices or changes in the Medicare or Medicaid payment systems for covered drugs could have a negative effect on our business. For example, if the reduced average wholesale prices published by First DataBank for the drugs that we sell are ultimately adopted as the standard by which we are paid by government payors or private payors, this could have an adverse effect on our business, including reducing the pricing and margins on certain of our products.

A reduction in the demand for our products and services could have our business reducing the pricing and margins on certain of our products.

A number of circumstances could reduce demand for our products and services including:

o    customer shifts to treatment regimens other than those we offer;

o new treatments or methods of delivery of existing drugs that do not require our specialty products and services;

o    the recall of a drug, or adverse reactions caused by a drug;

o    the expiration or challenge of a drug patent;

o competing treatment from a new drug, a new use of an existing drug or genetic therapy;

o drug companies ceasing to develop, supply and generate demand for drugs that are compatible with the services we provide;

o drug companies stopping outsourcing the services we provide or failing to support existing drugs or develop new drugs;

o governmental or private initiatives that would alter how drug manufacturers, health care providers or pharmacies promote or sell products and services;

o the loss of a managed care or other payor relationship covering a number of high-revenue customers; or

o    the cure of a disease we service.


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

Our business involves risks of professional, product and hazardous substance liability, and any inability to obtain adequate insurance may adversely affect our business.

The provision of health services entails an inherent risk of professional malpractice, regulatory violations and other similar claims. Claims, suits or complaints relating to health services and products provided by physicians, pharmacists or nurses in connection with our Specialty Pharmacy Services and Specialty Healthcare Services programs may be asserted against us in the future.

Our operations involve the handling of bio-hazardous materials. Our employees, like those of all companies that provide services dealing with human blood specimens, may be exposed to risks of infection from AIDS, hepatitis and other blood-borne diseases if appropriate laboratory practices are not followed. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental infection or injury from these materials. In the event of such an accident, we could be held liable for any damages that result, and such liability could harm our business.

Our operations expose us to product and professional liability risks that are inherent in managing the delivery of wound care services and the provision and marketing of biopharmaceutical and pharmaceutical products. We currently maintain professional and product liability insurance coverage of $25 million in the aggregate. Because we cannot predict the nature of future claims that may be made, we cannot assure you that the coverage limits of our insurance would be adequate to protect us against any potential claims, including claims based upon the transmission of infectious disease, contaminated products or otherwise. In addition, we may not be able to obtain or maintain professional or product liability insurance in the future on acceptable terms, if at all, or with adequate coverage against potential liabilities.

We rely on key community-based representatives whose absence or loss could harm our business.

The success of our Specialty Pharmacy Services business unit depends upon our ability to retain key employees known as community-based representatives, and the loss of their services could adversely affect our business and prospects. Our community-based representatives are our chief contact and maintain the primary relationship with our customers, and the loss of a single community-based representative could result in the loss of a significant number of customers. We do not have key person insurance on any of our community-based representatives. In addition, our success will depend upon, among other things, the successful recruitment and retention of qualified personnel, and we may not be able to retain all of our key management personnel or be successful in recruiting additional replacements should that become necessary.

Our inability to maintain a number of important contractual relationships could adversely affect our operations.

Substantially all of the revenues of our Specialty Healthcare Services operations are derived from management contracts with acute care hospitals. At September 30, 2003, we had approximately 86 management contracts. The contracts generally have initial terms of three to five years, and many have automatic renewal terms unless specifically terminated. During the year ending December 31, 2003, the contract terms of 26 confirm of our management contracts will expire, including 19 confirm contracts which provide for automatic one-year renewals. The contracts often provide for early termination either by the client hospital if specified performance criteria are not satisfied, or by us under various other circumstances. Historically, some contracts have expired without renewal, and others have been terminated by us or the client hospital for

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various reasons prior to their scheduled expiration. During 2002, five contracts expired without renewal, and an additional 20 contracts were terminated prior to their scheduled expiration. During the nine months ended September 30, 2003, two contracts expired without renewal, and an additional nine contracts were terminated prior to its scheduled expiration. Generally, these contracts were terminated by hospitals because of the Specialty Healthcare Services legal action, hospital financial difficulties and Medicare reimbursement changes which reduced hospital revenues. Our continued success is subject to, among other things, our ability to renew or extend existing management contracts and obtain new management contracts. Any hospital may decide not to continue to do business with us following expiration of its management contract, or earlier if such management contract is terminable prior to expiration. In addition, any changes in the Medicare program or third-party reimbursement levels which generally have the effect of limiting or reducing reimbursement levels for health services provided by programs managed by us could result in the early termination of existing management contracts and could adversely affect our ability to renew or extend existing management contracts and to obtain new management contracts. The termination or non-renewal of a material number of management contracts could harm our business.

In addition, a portion of the revenues of our Specialty Pharmacy Services operations is derived from contractual relationships with retail pharmacies. Our success is subject to, among other things, the continuation of these relationships, and termination of one or more of these relationships could harm our business.

Our business will suffer if we lose relationships with payors.

We are partially dependent on reimbursement from non-governmental payors. Many payors seek to limit the number of providers that supply drugs to their enrollees. From time to time, payors with whom we have relationships require that we and our competitors bid to keep their business, and, therefore, due to the uncertainties involved in any bidding process, we either may not be retained or may have to reduce our margins to retain business. The loss of a significant number of payor relationships, or an adverse change in the financial condition of a significant number of payors, could result in the loss of a significant number of patients and harm our business.

Changes in reimbursement rates which cause reductions in the revenues of our operations have adversely affected our Specialty Healthcare Services business unit.

As a result of the Balanced Budget Act of 1997, CMS (formerly Health Care Financing Administration) implemented the Outpatient Prospective Payment System ("OPPS") for most hospital outpatient department services furnished to Medicare patients beginning August 2000. Under OPPS, a predetermined rate is paid to each hospital for clinical services rendered, regardless of the hospital's cost. We believe the new payment system does not provide comparable reimbursement for services previously reimbursed on a reasonable cost basis, and we believe the payment rates for many services are insufficient for many of our hospital customers, resulting in revenue and income shortfalls for the Wound Care Center programs we manage on behalf of the hospitals. As a result, during 2002 and 2001, we renegotiated and modified many of our management contracts related to our Specialty Healthcare Services business unit, which has resulted in reduced revenue and income to us from those modified contracts and, in numerous cases, contract termination. These renegotiations resulted in reduced revenues of approximately $4.2 million in the year ended December 31, 2001. In addition, we lost approximately $9.7 million in revenues in the year ended December 31, 2002 as the result of contract terminations. At any time during any given year, 10% to 20% of hospital contracts are being renegotiated. We expect that contract renegotiation and modification with many of our hospital customers will continue, and this could result in further reduced revenues and income to us from those contracts and even contract terminations. These results could harm our business.

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The Wound Care Center programs managed by our Specialty Healthcare Services business unit on behalf of acute care hospitals are generally treated as "provider based entities" for Medicare reimbursement purposes. This designation is required for the hospital-based program to be covered under the Medicare outpatient reimbursement system. With OPPS, Medicare published criteria for determining when programs may be designated "provider based entities." Programs that existed prior to October 1, 2000 are grandfathered by CMS to be "provider based entities" until the start of the hospital's next cost-reporting period beginning on or after July 1, 2003. At that time, the hospital may submit an attestation to the appropriate CMS Regional Office, attesting that the program meets all the requirements for provider-based designation. Programs that started on or after October 1, 2000 can voluntarily apply for provider based designation status. We timely advised each of our hospital clients of the mandatory application procedures. Of the seven "under arrangement" models in our Specialty Healthcare Services business unit, where we, not the hospital, employ the clinical and administrative staff that works in the center, three are potentially at risk for not meeting the criteria for a "provider based entity." As a result, Specialty Healthcare Services has been in discussions with its "under arrangement" hospital customers to convert the programs to management models where the hospital employs the clinical and administrative staff. Although we believe that the remainder of the programs we manage substantially meet the current criteria to be designated "provider based entities," a widespread denial of such designation could harm our business.

Increased competition for patients may result in reduced rates of reimbursement, which may then cause reductions in reimbursement amounts payable to us by providers.

In recent years, competition for patients, efforts by traditional third-party payors to contain or reduce health care costs, and the increasing influence of managed care payors, such as health maintenance organizations, have resulted in reduced rates of reimbursement. If these trends continue, they could harm our business. The profitability of our Specialty Pharmacy Services operations depends on reimbursement from third-party payors because our customers seek reimbursement from third-party payors for the cost of drugs and related medical supplies that we distribute. Changes in reimbursement policies of private and governmental third-party payors, including policies relating to the Medicare, Medicaid and other federally funded programs, could reduce the amounts reimbursed to these customers for our products and, in turn, the amount these customers would be willing to pay for our products and services. In addition, where we have direct relationships with payors, changes in their reimbursement policies may reduce amounts payable directly to us by such payors. Changes in those reimbursement policies could affect our customers, which in turn could harm our business.

We are subject to pricing pressures and other risks involved with commercial payors.

Commercial payors, such as managed care organizations and traditional indemnity insurers, increasingly are requesting fee structures and other arrangements providing for health care providers to assume all or a portion of the financial risk of providing care. The lowering of reimbursement rates, increasing medical review of bills for services and negotiating for reduced contract rates could harm our business. Pricing pressures by commercial payors may continue, and these trends may adversely affect our business.

Also, continued growth in managed care and capitated plans have pressured health care providers to find ways of becoming more cost competitive. Managed care organizations have grown substantially in terms of the percentage of the population they cover and in terms of the portion of the health care economy they control. Managed care organizations have continued to consolidate to enhance their ability to influence the delivery of health care services and to exert pressure to control health care costs. A rapid increase in the percentage of revenue derived from managed care payors or under capitated arrangements without a corresponding decrease in our operating costs could harm our business.

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There is substantial competition in our industry, and we may not be able to compete successfully.

Our Specialty Pharmacy Services business unit faces competition from other disease management entities, general health care facilities and service providers, biopharmaceutical companies, pharmaceutical companies as well as other competitors. Many of these companies have substantially greater capital resources and marketing staffs and greater experience in commercializing products and services than we have. The principal competition with our Specialty Healthcare Services business unit consists of specialty clinics that have been established by some hospitals or physicians. Additionally, there are some private companies which provide wound care services through a hyperbaric oxygen therapy program format. In addition, recently developed technologies, or technologies that may be developed in the future, are or may be the basis for products which compete with our chronic wound care services. We may not be able to enter into co-marketing arrangements with respect to these products, and we may not be able to compete effectively against such companies in the future.

If we are unable to effectively adapt to changes in the health care industry, our business will be harmed.

Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. We anticipate that Congress and state legislatures may continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the health care delivery system as well as changes to Medicare's coverage and payments of the drugs and services we provide.

In June, 2003, both the US Senate and the US House of Representatives passed separate bills providing for a Medicare prescription drug benefit and other changes to the Medicare program, including changes to payment methodologies for products we distribute. The differences between the House and Senate bills are being considered by a conference committee. It is possible that any future legislation enacted by Congress or state legislatures could harm our business or could change the operating environment of our targeted customers (including hospitals and managed care organizations). Health care industry participants may react to such legislation or the uncertainty surrounding related proposals by curtailing or deferring expenditures and initiatives, including those relating to our programs and services. It is also possible that future legislation either could result in modifications to the nation's public and private health care insurance systems, or coverage for biopharmaceutical and pharmaceutical products which could affect reimbursement policies in a manner adverse to us. In addition, future legislative and regulatory changes could encourage integration or reorganization of the health care delivery system in a manner that could materially and adversely affect our ability to compete or to continue our operations without substantial changes.

Our industry is subject to extensive government regulation, and noncompliance by us or our suppliers, our customers or our referral sources could harm our business.

The marketing, labeling, dispensing, storage, provision, sale and purchase of drugs, health supplies and health services, including the biopharmaceutical and pharmaceutical products we provide, are extensively regulated by federal and state governments, and if we fail or are accused of failing to comply with laws and regulations, our business could be harmed. Our business could also be harmed if the suppliers, customers or referral sources we work with are accused of violating laws or regulations. The applicable regulatory framework is complex, and the laws are very broad in scope. Many of these laws remain open to interpretation and have not been addressed by substantive court decisions. The federal government or states in which we operate could, in the future, enact more restrictive legislation or interpret existing laws and regulations in a manner that could limit the manner in which we can operate our business and have a negative impact on our business.

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There are a number of state and federal laws and regulations that apply to our operations which could harm our business.

A number of state and federal laws and regulations apply to, and could harm, our business. These laws and regulations include, among other things, the following:

o The federal "anti-kickback law" prohibits the offer or solicitation of remuneration in return for the referral of patients covered by almost all governmental programs, or the arrangement or recommendation of the purchase of any item, facility or service covered by those programs. The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new violations for fraudulent activity applicable to both public and private health care benefit programs and prohibits inducements to Medicare or Medicaid eligible patients to influence their decision to seek specific items and services reimbursed by the government or to choose a particular provider. The potential sanctions for violations of these laws include significant fines, exclusion from participation in Medicare and Medicaid and criminal sanctions. Although some "safe harbor" regulations attempt to clarify when an arrangement will not violate the anti-kickback law, our business arrangements and the services we provide may not fit within these safe harbors. Failure to satisfy a safe harbor requires further analysis of whether the parties violated the anti-kickback law. In addition to the anti-kickback law, many states have adopted similar kickback and/or fee-splitting laws, which can affect the financial relationships we may have with our customers, physicians, vendors, other retail pharmacies and patients. The finding of a violation of the federal laws or one of these state laws could harm our business.

o The Department of Health and Human Services has issued final regulations implementing the Administrative Simplification Provisions of HIPAA concerning the maintenance, transmission, and security of individually identifiable health information. The privacy regulations, with which compliance was required as of April 2003, impose on covered entities (including hospitals, pharmacies, and other health care providers) significant new restrictions on the use and disclosure of individually identifiable health information. The security regulations, which require compliance by April 2005, will impose on covered entities certain administrative, technical, and physical safeguard requirements with respect to individually identifiable health information maintained or transmitted electronically. The regulations establishing electronic transaction standards that all health care providers must use when submitting or receiving certain health care transactions electronically were to become effective October 2002, but Congress has extended the compliance deadline until October 2003 for organizations, such as ours, that submitted a request for an extension. As a result of these HIPAA regulations, we have taken the appropriate actions to ensure that patient data kept on our computer networks are in compliance with these regulations. We believe that we are now substantially in compliance with the HIPAA electronic standards and are capable of delivering HIPAA standard transactions electronically. In addition, if we choose to distribute drugs through new distribution channels such as the Internet, we will have to comply with government regulations that apply to those distribution channels, which could harm our business. In addition to HIPAA, a number of states have adopted laws and/or regulations applicable to the use and disclosure of patient health information. The finding of a violation of HIPAA or one of these state laws could harm our business.


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o    The Ethics in Patient Referrals Act of 1989, as amended, commonly referred to as the "Stark Law," prohibits physician referrals to entities with which the physician or his or her immediate family members have a "financial relationship" and prohibits the entity receiving the referral from presenting a claim to Medicare or Medicaid programs for services furnished under the referral. A violation of the Stark Law is punishable by civil sanctions, including significant fines, a denial of payment or a requirement to refund certain amounts collected, and exclusion from participation in Medicare and Medicaid. A number of states have adopted laws and/or regulations that contain provisions that track, or are otherwise similar to, the Stark Law. The finding of a violation of the Stark Law or one or more of these state laws could harm our business.

o State laws prohibit the practice of medicine, pharmacy and nursing without a license. To the extent that we assist patients and providers with prescribed treatment programs, a state could consider our activities to constitute the practice of medicine. Our nurses must obtain state licenses to provide nursing services we provide to some of our patients. In addition, in some states, coordination of nursing services for patients could necessitate licensure as a home health agency and/or could necessitate the need to use licensed nurses to provide certain patient-directed services. If we are found to have violated those laws, we could face civil and criminal penalties and be required to reduce, restructure or even cease our business in that state.

o Pharmacies (retail, mail-order and wholesale) as well as pharmacists often must obtain state licenses to operate and dispense drugs. Pharmacies must also obtain licenses in some states in order to operate and provide goods and services to residents of those states. In addition, our pharmacies may be required by the federal Drug Enforcement Agency, as well as by similar state agencies, to obtain registration to handle controlled substances, including certain prescription drugs, and to follow specified labeling and record-keeping requirements for such substances. If we are unable to maintain our licenses, or if states place burdensome restrictions or limitations on non-resident pharmacies, this could limit or affect our ability to operate in some states, which could harm our business.

o Federal and state investigations and enforcement actions continue to focus on the health care industry, scrutinizing a wide range of items such as joint venture arrangements, referral and billing practices, product discount arrangements, home health care services, dissemination of confidential patient information, clinical drug research trials and gifts for patients or referral sources. From time to time, and like others in the health care industry, we receive requests for information from government agencies in connection with their regulatory or investigation authority.

o We are subject to federal and state laws prohibiting entities and individuals from knowingly and willfully making claims to Medicare and Medicaid and other governmental programs and third-party payors that contain false or fraudulent information. The federal False Claims Act encourages private individuals to file suits on behalf of the government against health care providers such as us. As such suits are generally filed under seal with a court to allow the government adequate time to investigate and determine whether it will intervene in the action, the health care providers affected are often unaware of the suit until the government has made its determination and the seal is lifted. Violations or alleged violations of such laws, and any related suits, could result in significant financial or criminal sanctions (including treble damages) or exclusion from participation in the Medicare and Medicaid programs.

There is a delay between our performance of services and our reimbursement.

Billing and collection for our services is a complex process requiring constant attention and involvement by senior management and ongoing enhancements to information systems and billing center operating procedures.

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The health care industry is characterized by delays that typically range from three to nine months between when services are provided and when the reimbursement or payment for these services is received. This makes working capital management, including prompt and diligent billing and collection, an important factor in our results of operations and liquidity. Trends in the industry may further extend the collection period and impact our working capital.

We are paid for our services by various payors, including patients, insurance companies, Medicare, Medicaid and others, each with distinct billing requirements. We recognize revenue when we provide services to patients. However, our ability to collect these receivables depends in part on our submissions to payors of accurate and complete documentation. In order for us to bill and receive payment for our services, the physician and the patient must provide appropriate billing information. Following up on incorrect or missing information generally slows down the billing process and the collection of accounts receivable. Failure to meet the billing requirements of the different payors could have a significant impact on our revenues, profitability and cash flow.

Further, even if our billing procedures comply with all third party-payor requirements, some of our payors may experience financial difficulties or may otherwise not pay accounts receivable when due, which could result in increased write-offs or provisions for doubtful accounts. There can be no assurance that we will be able to maintain our current levels of collectibility or that third-party payors will not experience financial difficulties. If we are unable to collect our accounts receivable on a timely basis, our revenues, profitability and cash flow could be adversely affected.

We rely heavily on a limited number of shipping providers, and our business could be harmed if their rates are increased or our providers are unavailable.

A significant portion of our revenues result from the sale of drugs we deliver to our patients, and a significant amount of our products are shipped by mail order, overnight courier, retail pharmacy or in person through our community-based representatives. The costs incurred in shipping are not passed on to our customers and, therefore, changes in these costs directly impact our margins. We depend heavily on these outsourced shipping services for efficient, cost-effective delivery of our product. The risks associated with this dependence include: any significant increase in shipping rates; strikes or other service interruptions by these carriers; and spoilage of high-cost drugs during shipment since our drugs often require special handling, such as refrigeration.

If we do not maintain effective and efficient information systems, our operations may be adversely affected.

Our operations depend in part on the continued and uninterrupted performance of our information systems. Failure to maintain reliable information systems or disruptions in our information systems could cause disruptions in our business operations, including billing and collections, loss of existing patients and difficulty in attracting new patients, patient and payor disputes, regulatory problems, increases in administrative expenses or other adverse consequences, any or all of which could have a material adverse effect on our operations.


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RISKS RELATED TO OUR COMMON STOCK

The market price of our common stock has experienced, and may continue to experience, substantial volatility.

During the period from January 1, 2001 through September 30, 2003, the closing sale price of our common stock has ranged from a low of $5.20 per share in the second quarter of 2001 to a high of $22.75 in the first quarter of 2002.

Many factors have influenced the price of our common stock in the past, including fluctuations in our earnings and changes in our financial position, management changes, low trading volume, changes in government regulations and negative publicity and uncertainty resulting from the legal actions brought against us. In addition, the securities markets have, from time to time, experienced significant broad price and volume fluctuations that may be unrelated to the operating performance of particular companies. All of these factors could adversely affect the market price of our common stock

Additionally, results of fluctuations in our quarterly financial results could cause a decline in the price of our stock. Such fluctuations may be the result of:

o    a decrease in forecasted sales;
o    a shortage in the products we provide;
o a change in management's estimates, such as those used for financial reporting and costs of products and services;
o    the performance of our sales team;
o    economic and political changes that are beyond our control;
o    physician's recommendations;
o    timing of collection of accounts receivable;
o    the seasonality of our Synagis(R)sales;
o a decrease in prices paid by government and other payors for the products we provide;
o    contract renegotiations with our suppliers;
o the adoption and application of new or changes to existing accounting policies and practices.

Provisions of our articles of incorporation and Minnesota law may make it more difficult for you to receive a change-in-control premium.

Our board of directors ability to designate and issue up to 10 million shares of preferred stock and issue up to 50 million shares of common stock could adversely affect the voting power of the holders of our common stock and could have the effect of making it more difficult for a person to acquire, or could discourage a person from seeking to acquire, control of our company. If this occurs, you could lose the opportunity to receive a premium on the sale of your shares in a change-of-control transaction.

In addition, the Minnesota Business Corporation Act contains provisions that would have the effect of restricting, delaying or preventing altogether certain business combinations with any person who becomes an interested shareholder. Interested shareholders include, among others, any person who, together with affiliates and associates, acquires 10% or more of a corporation's voting stock in a transaction which is not approved by a duly constituted committee of the board of directors of the corporation. These provisions could also limit your ability to receive a premium in a change of control.


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